July 31, 2024

Andrew Gregory, Jr.
Executive Vice President and Chief Financial Officer
Synovus Financial Corp.
1111 Bay Avenue
Suite 500
Columbus, GA 31901

       Re: Synovus Financial Corp.
           Form 10-K for Fiscal Year Ended December 31, 2023
           File No. 001-10312
Dear Andrew Gregory Jr.:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe this comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2023
Quantitative and Qualitative Disclosures about Market Risk, page 61

1. We note your disclosure on page 26 regarding recent negative developments affecting the banking industry that could materially adversely impact your liquidity, loan funding capacity, net interest margin, capital, and results of operations. You state on page 61 that the company manages interest rate risk in accordance with policies that are established by
       ALCO and approved by the Risk Committee of the Board of Directors. We also note the earnings call discussion on July 18, 2024, where regulatory ratios were discussed as metrics used in risk management. In your future periodic filings, please enhance your disclosures regarding risk management. For example, please describe any specific risk management policies, procedures or other actions to address the current commercial real estate lending environment, including any established limits for net interest income sensitivity as presented in the table on page 61.
 July 31, 2024
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Shannon Davis at 202-551-6687 or John Spitz at 202-551-3484 if you have questions regarding the financial statements and related matters. Please contact John Stickel at 202-551-3324 or James Lopez at 202-551-3536 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Finance